UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO. 1)*

K-V Pharmaceutical Company
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

482740 20 6
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gem Partners, LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

283,423

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

283,423

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

283,423

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.8%

12.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gem Investment Advisors, LLC

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

283,423

7.SOLE DISPOSITIVE POWER
0

8.SHARED DISPOSITIVE POWER

283,423

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

283,423

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.8%

12.TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel M. Lewis

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

283,423

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

283,423

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

283,423

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.8%

12.TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment is filed with respect to the shares of Class A common stock, $.01 par value (the "Common Stock"), of K-V Pharmaceutical Company (the "Issuer") beneficially owned by the Reporting Persons identified below as of February 12, 2010 and amends and supplements the Schedule 13G filed on February 19, 2009 (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on this Schedule 13G (collectively, the “Reporting Persons”) are Gem Partners, LP (the “Gem Partners”), Gem Investment Advisors, LLC (“Advisors”) and Daniel M. Lewis.  Advisors is the general partner of Gem Partners.  Mr. Lewis is the managing member of Advisors.

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

(i) Gem Partners owns 283,423 shares of Common Stock.

(ii) Advisors, as the general partner of Gem Partners, beneficially owns the shares of Common Stock held by Gem Partners.

(iii) Mr. Lewis, as the controlling person of Advisors, is deemed to beneficially own the shares of Common Stock beneficially owned by Advisors.

(iv) Collectively, the Reporting Persons beneficially own 283,423 shares of Common Stock.

(b)   Percent of Class:

(i) Gem Partners’ beneficial ownership of 283,423 shares of Common Stock represents 0.8% of all of the outstanding shares of Common Stock.

(ii) Advisors’ beneficial ownership of 283,423 shares of Common Stock represents 0.8% of all of the outstanding shares of Common Stock.

(iii) Mr. Lewis’s beneficial ownership of 283,423 shares of Common Stock represents 0.8% of all of the outstanding shares of Common Stock.

(iv) Collectively, the Reporting Persons’ beneficial ownership of 283,423 shares of Common Stock represents 0.8% of all of the outstanding shares of Common Stock.

(c)     Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Gem Partners, Advisors and Mr. Lewis have shared power to vote or direct the vote of the 283,423 shares of Common Stock held by Gem Partners.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Gem Partners, Advisors and Mr. Lewis have shared power to dispose or direct the disposition of the 283,423 shares of Common Stock beneficially held by Gem Partners.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 16, 2010

GEM PARTNERS, LP
By: Gem Investment Advisors, LLC, as General Partner

By:  /s/ Daniel M. Lewis
               Daniel M. Lewis, Managing Member

GEM INVESTMENT ADVISORS, LLC

By:  /s/ Daniel M. Lewis
               Daniel M. Lewis, Managing Member

/s/ Daniel M. Lewis
    Daniel M. Lewis